RECEIVED

2008 NOV 12 P 12:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Reliance Natural Resources Limited**
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

November 10, 2008

**Exemption No : 82-35009**

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

**SUPPL**

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letter to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

| Sr. No. | Particulars |
|---|---|
| 1. | Letters dated November 10, 2008 accompanied with the Limited Review Report certified by the Auditors of the Company for the quarter ended September 30, 2008. |

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

08005821

PROCESSED
NOV 14 2008
THOMSON REUTERS

11/12

# RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RECEIVED

2008 NOV 12 P 12: 55

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

November 10, 2008

The Manager
Listing Department
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
**BSE Scrip Code : 532709**

Dear Sirs,

**Sub : Limited Review Report for the quarter ended September 30, 2008**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Limited Review Report for the quarter ended September 30, 2008, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

**Reliance Natural Resources Limited**
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

November 10, 2008

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
**NSE Symbol : RNRL**

Dear Sirs,

**Sub : Limited Review Report for the quarter ended September 30, 2008**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Limited Review Report for the quarter ended September 30, 2008, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

PATHAK H.D. & ASSOCIATES
(Regd.)

Chartered Accountants

**LIMITED REVIEW REPORT FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2008**

**TO THE BOARD OF DIRECTORS OF RELIANCE NATURAL RESOURCES LIMITED**

1. We have reviewed the accompanying statement of "Unaudited Financial Results of Reliance Natural Resources Limited ("the Company") for the quarter and half year ended September 30, 2008" (the statement) prepared by the Company pursuant to Clause 41 of the listing agreement with the stock exchanges in India, which has been initialed by us for identification purposes. The Statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the statement based on our review.

2. We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3. Based on the limited review carried out by us of the results for the quarter and half year ended September 30, 2008, nothing has come to our notice that causes us to believe that the statement has –

   a. not been prepared in accordance with the applicable accounting standards and other recognized accounting practices and policies;

   b. not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

**For PATHAK H. D. & ASSOCIATES**
**Chartered Accountants**

**Pooman Somaiya**
**Partner**
**Membership No.107757**

PATHAK H. D. & ASSOCIATES MUMBAI CHARTERED ACCOUNTANTS

Place: Mumbai
Date : October 21, 2008

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

## RELIANCE NATURAL RESOURCES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

www.rnrl.in

### Unaudited Financial Results for the quarter and half year ended September 30, 2008

(Rs. Lakhs)

| Sr.No. | Particulars | Quarter ended | | Half Year ended | | Year ended |
|---|---|---|---|---|---|---|
| | | 30-09-2008 Unaudited | 30-09-2007 Unaudited | 30-09-2008 Unaudited | 30-09-2007 Unaudited | 31-03-2008 Audited |
| 1 | (a) Income from operations | 3,324.10 | 1,171.84 | 8,721.11 | 3,832.55 | 20,278.57 |
| | (b) Other operating Income | - | - | - | 42.40 | 60.79 |
| | **Total Operating Income** | 3,324.10 | 1,171.84 | 8,721.11 | 3,874.95 | 20,339.36 |
| 2 | **Expenditure** | | | | | |
| | (a) Cost of operations | 2,660.89 | 806.00 | 7,520.09 | 3,004.58 | 17,998.56 |
| | (b) Employee Cost | 113.87 | 49.98 | 229.78 | 97.89 | 242.47 |
| | (c) Depreciation (net) | - | 175.10 | - | 348.64 | 694.64 |
| | (d) Other Expenditure | 776.08 | 454.03 | 1,321.38 | 873.03 | 1,404.69 |
| | (e) **Total Expenditure** | 3,550.84 | 1,485.11 | 9,071.25 | 4,324.14 | 20,340.36 |
| 3 | Profit from operations before Other Income and Interest | (226.74) | (313.27) | (350.14) | (449.19) | (1.00) |
| 4 | Other Income (net) | 4,767.22 | 4,959.54 | 8,662.12 | 8,785.60 | 16,391.29 |
| 5 | Profit before Interest | 4,540.48 | 4,646.27 | 8,311.98 | 8,336.41 | 16,390.29 |
| 6 | Interest and Finance charges | 2,502.21 | 1,971.04 | 4,509.23 | 3,985.60 | 7,815.49 |
| 7 | Profit before tax | 2,038.27 | 2,675.23 | 3,802.75 | 4,350.81 | 8,574.80 |
| 8 | Provision for taxes | | | | | |
| | - Current Tax | 24.61 | 82.14 | 169.96 | 225.97 | 1,692.56 |
| | - Fringe Benefit Tax | 3.80 | 3.02 | 7.60 | 6.00 | 11.60 |
| | - Deferred Tax Liabilities / (Asset) | (0.20) | 673.59 | 7.87 | 697.58 | 10.77 |
| 9 | Net Profit for the period | 2,010.06 | 1,916.48 | 3,617.32 | 3,421.26 | 6,859.87 |
| 10 | Paid up Equity Share Capital | 81,656.52 | 73,656.52 | 81,656.52 | 73,656.52 | 81,656.52 |
| | (Face Value Rs. 5 per Share) | | | | | |
| 11 | Reserves (excluding revaluation reserve) | | | | | 91,373.91 |
| 12 | Earnings per share (* not annualised) | | | | | |
| | - Basic (Rs.) | 0.12* | 0.13* | 0.22* | 0.23* | 0.44 |
| | - Diluted (Rs.) | 0.12* | 0.13* | 0.22* | 0.23* | 0.44 |
| 13 | Public shareholding - | | | | | |
| | - Number of shares | 737,522,280 | 737,522,280 | 737,522,280 | 737,522,280 | 737,522,280 |
| | - Percentage of shareholding | 45.16 | 50.06 | 45.16 | 50.06 | 45.16 |

PATHAK H. D. & ASSOCIATES
MUMBAI
CHARTERED ACCOUNTANTS

Notes:

1. After review by the Audit Committee, the Board of Directors of the Company have approved the above results for the quarter ended September 30, 2008 at their Meeting held on October 21, 2008.

2. The above results for the quarter ended September 30, 2008 have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreements entered into with the stock exchanges in India.

3. The Company operates in only one segment, namely, Fuel Handling and Processing. Hence, no separate Segment Report is prepared.

4. During the quarter, the Reliance Cementation Private Limited, and its subsidiaries Reliance Cement and Infra Private Limited, Reliance Cement Works Private Limited, Reliance Cement Corporation Private Limited have become wholly owned subsidiaries of the Company.

5. Depreciation charged to Profit & Loss account has been shown net of recovery of Rs. 162.97 Lakhs for the quarter ended September 30, 2008 (Rs. 25.99 Lakhs for the corresponding previous quarter).

6. The Company, during the quarter ended September 30, 2008, received 15 investor complaints and they were resolved. No complaints were pending at the beginning of the quarter.

7. Figures of the previous quarter/period have been regrouped / reclassified wherever considered necessary,

For and on behalf of the Board of Directors

Place: Mumbai
Date: October 21, 2008

Anil D. Ambani
Chairman

END